UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

AMTD DIGITAL INC.

(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

00180N 101

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00180N 101

1	Names of Reporting Persons Calvin Choi
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 10,900,432 shares (represented by 10,900,432 Class B ordinary shares, which may be converted into 10,900,432 Class A ordinary shares at any time) (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 10,900,432 shares (represented by 10,900,432 Class B ordinary shares, which may be converted into 10,900,432 Class A ordinary shares at any time) (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,900,432 shares.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 14.2%.(2)
12	Type of Reporting Person IN

Notes:

(1)

Directly held by AMTD IDEA Group. Calvin Choi wholly owns Infinity Power Investments Limited, which directly holds 3.2% of the issued and outstanding share capital of AMTD IDEA Group and 34.9% of the issued and outstanding share capital of AMTD Group Inc. (formerly known as “AMTD Group Company Limited”). AMTD Group Inc. holds 38.8% of the issued and outstanding share capital of AMTD IDEA Group. As such, Calvin Choi may be deemed to beneficially own the corresponding 10,900,432 Class B ordinary shares. See Item 4.

(2)	Assumes conversion of all Class B ordinary shares into Class A ordinary shares.

2

CUSIP No. 00180N 101

1	Names of Reporting Persons Infinity Power Investments Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 10,900,432 shares (represented by 10,900,432 Class B ordinary shares, which may be converted into 10,900,432 Class A ordinary shares at any time) (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 10,900,432 shares (represented by 10,900,432 Class B ordinary shares, which may be converted into 10,900,432 Class A ordinary shares at any time) (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,900,432 shares.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 14.2%.(2)
12	Type of Reporting Person CO

Notes:

(1)

Directly held by AMTD IDEA Group. Infinity Power Investments Limited directly holds 3.2% of the issued and outstanding share capital of AMTD IDEA Group and 34.9% of the issued and outstanding share capital of AMTD Group Inc. AMTD Group Inc. holds 38.8% of the issued and outstanding share capital of AMTD IDEA Group. As such, Infinity Power Investments Limited may be deemed to beneficially own the corresponding 10,900,432 Class B ordinary shares. See Item 4.

(2)	Assumes conversion of all Class B ordinary shares into Class A ordinary shares.

Item 1(a).	Name of Issuer:

AMTD Digital Inc. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

66 rue Jean-Jacques Rousseau

75001 Paris

France

Item 2(a).	Name of Person Filing:

Calvin Choi; and

Infinity Power Investments Limited.

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

For Calvin Choi:

Suite 1604, 2 Macdonnell Road

Mid-levels

Hong Kong

For Infinity Power Investments Limited:

Vistra Corporate Services Center, Wickham Cay II

Road Town, Tortola

VG1110, British Virgin Islands

Item 2(c).	Citizenship:

Calvin Choi: Canada; and

Infinity Power Investments Limited: British Virgin Islands.

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value US$0.0001 per share.

The Company’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares, each with par value of US$0.0001 per share. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights and voting rights. Each Class B ordinary share is convertible at the option of the holder at any time into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance. Each Class B ordinary share is entitled to twenty votes per share, whereas each Class A ordinary share is entitled to one vote per share.

Item 2(e).	CUSIP No.:

00180N 101.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d -2(b) or (c), check whether the persons filing is a:

Not applicable.

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares by each of the reporting persons is provided as of December 31, 2023.

	Amount beneficially owned	Percent of class	Percent of aggregate voting power	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Calvin Choi	10,900,432	14.2%	48.2%	0	10,900,432	0	10,900,432
Infinity Power Investments Limited	10,900,432	14.2%	48.2%	0	10,900,432	0	10,900,432

Pursuant to Rule 13d-3(d)(1), all Class B ordinary shares (which are convertible into Class A ordinary shares) were deemed to be converted for the purpose of (i) determining the aggregate amount of Class A ordinary shares beneficially owned by the reporting person and (ii) calculating the percentages of the Class A ordinary shares beneficially owned by the reporting person. The percentage of the class of securities beneficially owned by each reporting person is calculated based on a total of 77,049,553 issued and outstanding ordinary shares (consisting of 11,308,207 Class A ordinary shares and 65,741,346 Class B ordinary shares) of the Company as of December 31, 2023 as a single class. In computing the percentage ownership of the reporting persons, we have included, where applicable, shares that the reporting persons have the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security, after December 31, 2023.

As of December 31, 2023, (i) Calvin Choi held 100% of the issued and outstanding shares of Infinity Power Investments Limited, (ii) Infinity Power Investments Limited held 3.2% of the issued and outstanding share capital of AMTD IDEA Group and 34.9% of the issued and outstanding share capital of AMTD Group Inc., (iii) AMTD Group Inc. held 38.8% of the issued and outstanding share capital of AMTD IDEA Group, and (iv) AMTD IDEA Group held 65,188,154 Class B ordinary shares of the Company.

Infinity Power Investments Limited is a British Virgin Islands company.

For each reporting person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such reporting person by the voting power of all of the Company’s Class A ordinary shares and Class B ordinary shares as a single class.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement (incorporated by reference to Exhibit A to Schedule 13G filed on February 14, 2023 by the reporting persons with the Securities and Exchange Commission)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

Calvin Choi

/s/ Calvin Choi

Infinity Power Investments Limited

By:	/s/ Calvin Choi
Name:	Calvin Choi
Title:	Director